

August 13, 2013

Via U.S. Mail
Sandip Rana
Chief Financial Officer
Franco-Nevada Corporation
130 King Street West, Suite 740
P.O. Box 467
Toronto, Ontario M5X 1E4, Canada

   Re: Franco-Nevada Corporation
      Form 40-F for the Year Ended December 31, 2012
      Filed March 20, 2013
      File No. 001-35286

Dear Mr. Rana:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1- Annual Information Form
Asset Revenue and Descriptions page 15

1. We note a significant portion of your revenue is dependent on the mine production at your streaming properties. Please disclose the ounces received, prices, and costs associated with metals received through your streaming arrangements.

Summary of Mineral Reserves and Mineral Resources page 18

2. We note your disclosure indicating that your interests often do not cover the entire mineral reserve and mineral resource that is publicly reported by the operator. Please

disclose the mineral reserves or the percentage of the total mineral reserves attributable to you royalty or streaming agreement.

3.   Additionally, disclose the annual production or annual percentage of depletion of mineral reserves in regards to the materials mined from the areas in which you have a royalty or streaming agreement, such that investors understand the longevity of your royalty or streaming arrangements.

Exhibit 99.3
Independent Auditor's Report, page 2

4.   We note the independent auditor's integrated report is not signed. Please revise to include a signed integrated report of the independent auditor and amend your Form 40-F as appropriate to comply.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining